ECARX Secures Non-Automotive Customer for its Lidar Solution, Expanding into the High-Growth Robotics Market

Partnership with leading robotic lawn mower developer marks strategic diversification beyond automotive intelligence sector

SHANGHAI, June 25, 2025 (GLOBE NEWSWIRE) -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced it has signed a partnership agreement with a leading global developer of robotic lawn mowers to integrate ECARX’s cutting-edge lidar solution. This partnership represents a significant milestone in ECARX's strategy to diversify the application of its solutions beyond its core automotive intelligence segment and capitalize on opportunities in the rapidly growing robotics and AI applications markets, with global mass production planned for 2026.

The robotics market represents a natural extension of ECARX's sensor technology expertise, enabling the Company to monetize its automotive R&D investments across new high-growth sectors.  The deep integration of artificial intelligence and robotics is accelerating, driven by increased investment from global tech leaders. This evolution is propelling the shift from concept to real-world application, paving the way for a scalable industry with vast market potential.

ECARX's proprietary solid-state 3D short-range lidar provides the high-precision environmental perception essential for autonomous robot operations. Operating at a 905nm wavelength with no mechanical components, ECARX’s lidar ensures superior reliability and performance. The lidar incorporates a customized large-array addressing VCSEL light source with 60-meter detection range and a high-resolution SPAD sensor for precise environmental mapping – critical for advanced obstacle avoidance systems used in robotic navigation, object manipulation, and human-machine collaboration.

Similar to ECARX's successful automotive partnerships with 18 automakers across 28 global brands, the Company is now extending its proven ecosystem approach to include robotics applications. The Company's ability to integrate advanced sensor technologies across multiple platforms demonstrates its comprehensive approach to intelligent systems development and how they can be scaled efficiently. This strategy validates ECARX's technology versatility while opening new addressable markets beyond its automotive customers.

Ziyu Shen, Chairman and CEO of ECARX, commented, “This partnership validates the application of our cutting-edge technologies and extends it far beyond the automotive market. We're excited to unlock new growth opportunities in robotics while demonstrating the versatility and commercial potential of our advanced sensor solutions. Moving forward, we plan to expand our presence in the robotics and AI sectors by actively collaborating with more industry partners to jointly advance this transformative technology. As application scenarios continue to diversify, we are committed to leveraging our lidar solutions and innovation capabilities to contribute meaningfully to the development of intelligent robotics and help shape the future of embodied intelligence.”

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has around 1,800 employees based in 12 major locations in China, UK, USA, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW Group and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.7 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

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